Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5863	E-mail Address david.blass@stblaw.com

VIA EDGAR

April 15, 2019

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Karen Rossotto

Re:	Clarion Partners Real Estate Income Fund Inc.
Registration Statement on N-2, File Nos. 333-228963 and 811-23408

Ladies and Gentleman:

On behalf of Clarion Partners Real Estate Income Fund Inc. (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment No. 1”) to the above-referenced registration statement on Form N-2 (the “Registration Statement”). Amendment No. 1 includes revisions to the Registration Statement in response to the Staff’s oral comments relating to the Registration Statement received on February 28, 2019 (the “Comments”) and to otherwise update disclosure.

In addition, we are providing the following responses to the Staff’s Comments. To assist your review, we have retyped our record of the Staff’s oral Comments in italics below. Page references in the responses correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Fund.

Securities and Exchange Commission	April 15, 2019

General

1.	Does the Fund have multi-class relief?

Response:

Yes, the Fund’s investment adviser, Legg Mason Partners Fund Advisor, LLC (“LMPFA”), has obtained exemptive relief (File No. 812-14011) from the Commission permitting registered closed-end management investment companies for which LMPFA or its affiliates act as investment adviser to issue multiple classes of shares with varying sales loads and asset based service and/or distribution fees.

Cover

2.	What does the phrase “backed principally by real estate” mean? Please clarify what this means.

Response:

The Fund has revised its disclosure on the cover page and elsewhere in response to this comment to clarify that the Fund’s investments in real estate-related securities will consist of publicly traded real estate debt and equity securities, which may include commercial mortgage backed securities, residential mortgage backed securities, and other equity or debt securities issued by real estate-related companies, REITs or real estate-related investment companies.

3.	Please clarify the role of Clarion Partners as Sub-Adviser and Western Asset as Sub-Sub-Adviser on the cover.

Response:

The Fund has revised its disclosure on the cover page in response to this comment. The Fund notes the scope of responsibilities of each of Clarion Partners and Western Asset are described on the cover page.

4.	Please revise references to “diversification”. The Fund is non-diversified under the 1940 Act and use of the phrase “diversification” is confusing and misleading.

Response:

The Fund has revised its disclosure on the cover page and elsewhere in response to this comment. The Fund notes that certain references to the Fund offering the potential to diversify an investors’ portfolio remain, but these relate to potential diversification of an investor’s portfolio and not diversification of the Fund’s investments.

5.	Please confirm the treatment of real estate-related securities for purposes of the Fund’s 80% test.

Response:

The Fund has revised its 80% policy to include publicly traded real estate related securities. See response 2 above.

Securities and Exchange Commission	April 15, 2019

6.	Please confirm what “mezzanine debt” is.

Response:

The Fund has revised its disclosure on the cover page and elsewhere to note that mezzanine debt is generally indebtedness secured by equity of an entity that owns real estate. The Fund notes page 31 of Amendment No. 1 includes a detailed description of mezzanine loans.

7.	Please clarify what is meant by “Other real estate-related fixed income”.

Response:

The Fund has revised its disclosure on the cover page and elsewhere in response to this comment to more clearly define the type of real estate-related securities the Fund may invest in.

8.	Please clarify what real estate-related investment companies are.

Response:

The Fund considers real estate-related investment companies to be registered investment companies that primarily hold interests in real estate or real estate-related securities.

9.	How are “private and publicly listed preferred and equity securities” included in the 80% test.

Response:

The Fund has revised its disclosure on the cover page and throughout the prospectus in response to this comment to clarify that the Fund intends to invest in publicly traded real estate-related securities which may include “commercial mortgage backed securities, residential mortgage backed securities and other equity or debt securities issued by real estate-related companies, real estate investment trusts or real estate-related investment companies.” Given that these securities will be real estate-related, they will be included in the Fund’s 80% test. The Fund notes that the term publicly traded real estate related securities does not include cash or cash equivalents, and therefore such assets will not count toward the Fund’s 80% test.

10.	Please clarify how the Fund will invest in “mortgage debt”.

Response:

The Fund intends to invest in mortgage debt primarily by originating mortgage loans directly to borrowers that are secured by commercial real estate assets.

11.

Please revise the expense reimbursement language to clarify that LMPFA may recapture any amount foregone or reimbursed within three years after the date in which LMPFA earned the fee or incurred the expense.

Securities and Exchange Commission	April 15, 2019

Response:

The Fund respectfully submits that this disclosure is consistent with disclosure contained in the Fund’s expense recapture policy approved by the Fund’s Board of Directors. Therefore, the Fund has not made the requested change. The Fund notes it is consistent with applicable accounting guidance that the expense can be subject to recapture for three years from the year it was incurred (not the date it was incurred) and not be considered an expense of the Fund until so recaptured.

The Fund understands that it is the Staff’s position that to the extent the recoupment period is greater than three years, that the recoupment may become more “probable than not” and a liability must be recorded. The Fund has conducted a FAS 5 analysis and concluded that a liability is not necessary and the Fund’s auditor has agreed with this conclusion. The Fund notes that FASB ASC 946-20-25-4 states that a liability for expense recapture plans should be recognized if, and to the extent that, the expense limitation agreement’s established terms for repayment of the waived expenses and the circumstances meet criteria (a), (b), and (c) of paragraph 36 of FASB Concepts Statement No. 6, Elements of Financial Statements, and the criteria in FASB ASC 450-20-25-2. The Fund confirms that the preceding criteria have not been met. Further, the Fund confirms that in accordance with FASB ASC 946-20-50-6, the existence of reimbursement agreements and the carryover of excess expenses potentially reimbursable to the adviser but not recorded as a liability are disclosed in the Notes to the Financial Statements.

12.	What is property level debt as compared to entity level debt? And what does this distinction mean for leverage? Please explain in detail how the fund will obtain leverage through these means.

Response:

The Fund has revised its disclosure on the cover page and elsewhere to note that it considers property-level debt to be mortgages on the Fund’s properties that are not recourse to the Fund and entity level debt to be non-mortgage debt that is recourse to the Fund.

Property level debt would be incurred by a special purpose vehicle held by the Fund (including as part of a joint venture with a third party). Such special purpose vehicle would only own real estate assets and would borrow from a lender using the owned property as mortgage collateral. If the special purpose vehicle were to default on the loan, the lender’s recourse would be to the mortgaged property and the lender would not have a claim to other assets of the Fund or its subsidiaries.

Entity level debt would be ordinary debt incurred by the Fund in the manner typical of other investment companies.

13.

Disclosure on the cover states that certain special purpose vehicles of the Fund may not be consolidated on the Fund’s financial statements. Please explain how this process will work from an accounting perspective.

Securities and Exchange Commission	April 15, 2019

Response:

The Fund may invest in joint ventures or similar arrangements in which it does not have majority control over the special purpose vehicle. The Fund would generally not consolidate such a special purpose vehicle into its financial statements.

14.

Disclosure on the cover states, “In addition, the Fund may enter into investment management techniques that have similar effects as leverage, but which are not subject to the foregoing 33 1/3% limitation so long as the Fund has covered its commitment with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations.” What is meant by “investment management techniques”? If this means derivatives, please clarify what derivatives may be used.

Response:

The Fund has revised its disclosure on the cover page and elsewhere in response to this comment to note that these techniques include reverse repurchase agreements and derivatives.

15.	Please confirm in the response letter that the Fund will not issue preferred stock within one year of effectiveness.

Response:

The Fund confirms that it will not issue preferred stock within one year of effectiveness of the Fund’s Registration Statement.

16.	Is Clarion’s presence in the UK relevant to this Fund? If not, please remove.

Response:

Although the Fund intends to invest primarily in commercial real estate in the United States, Clarion Partners may make investments in commercial real estate in other geographies, such as Europe. Accordingly, the Fund has not removed the disclosure.

Although not in response to this comment, the Fund notes that the Fund’s 80% test has been revised to remove the requirement that investments be in the United States.

17.	Please clarify on the cover page that Western Asset will manage the Fund’s fixed income portfolio. Please also disclose the relationship between Legg Mason and Clarion Partners on the cover.

Response:

The Fund has revised its disclosure on the cover page to further clarify that Western Asset’s role is managing the securities portfolio of the Fund. The cover page notes the affiliations of Legg Mason, Clarion Partners and Western Asset.

Securities and Exchange Commission	April 15, 2019

18.

Disclosure on the cover states, “Investors will pay offering and organizational expenses and, with regard to Class A Shares, a front-end sales load of up to    % of the offering price. You will have to receive a total return at least in excess of these expenses to receive an actual return on your investment.” Please review this disclosure with the standard language.

Response:

The Fund has revised its disclosure on the cover page in response to this comment.

Prospectus Summary

Page 1 – Who may want to invest?

19.	Please add a cross reference the risks section.

Response:

The Fund has revised its disclosure in response to this comment.

Page 2 – Investment Objective

20.

Please move the following language to the investment strategy section, “The Fund intends to achieve its investment objectives primarily through the strategic assembly and maintenance of a portfolio of commercial real estate and real estate-related securities.”

Response:

The Fund has removed the referenced disclosure.

Page 2 – Investment Strategy

21.

Please move the following language to the investment objective section, “The portfolio management team will seek to structure a portfolio with the potential to generate strong, stable income and capital appreciation.”

Response:

The Fund has removed the referenced disclosure.

22.	What does “stabilized income-oriented Direct CRE” mean in plain English?

Securities and Exchange Commission	April 15, 2019

Response:

Stabilized income-oriented commercial real estate generally means a property that is well leased to tenants and do not require material capital improvements. The Fund has added disclosure to this effect.

23.	Disclosure on page 2 states that the Fund may invest in Direct CRE with “other characteristics”. What are those other characteristics?

Response:

The Fund has changed the term Direct CRE to Private CRE. The Fund intends to invest in primarily stabilized income-oriented Private CRE in the United States. However, Clarion Partners may make investments in Private CRE assets that are not well leased and generally require significant capital improvements, restructuring and/or repositioning. The Fund has added disclosure describing these types of non-stabilized investments.

24.	Disclosure on page 2 states that the Fund may invest in Direct CRE with “other geographies”. What does this mean? Please clarify.

Response:

The Fund intends to invest in primarily stabilized income-oriented Private CRE in the United States. However, Clarion Partners may make investments in Direct CRE in other geographies, such as Europe, if Clarion Partners believes that the investments have the potential to enhance portfolio diversification or investment returns.

25.	What are “other real property types” in this context?

Response:

The Fund has updated its disclosure to note that other real property types may include, but are not limited to student housing, data centers, self-storage, hospitality, wireless towers, manufactured housing, and medical and healthcare facilities.

26.	What do “equity investments in Direct CRE” mean?

Response:

The Fund considers equity investments in Private CRE to be owning the equity of special purpose vehicles that own commercial real estate. When the Fund determines to purchase a property, a special purpose vehicle will generally be created to hold the title to the property. The Fund, by owning the equity of the special purpose vehicle, essentially owns the title to the underlying property.

Securities and Exchange Commission	April 15, 2019

27.	With whom will the fund enter into joint ventures? Is this a co-investment issue and will the fund need co-investment relief?

Response:

The Fund intends to enter into joint ventures with other investors in real estate, including property managers, property operators or developers of real estate. The Fund does not intend to enter into joint ventures with affiliates and will not be seeking co-investment relief at this time.

Page 3 – Investment Strategy

28.	The prospectus currently states that the fund may invest in securities of any credit quality. If this will include junk bonds, please disclose that in the Prospectus Summary.

Response:

The Fund has revised its disclosure in response to this comment.

29.

Please remove or qualify the following disclosure throughout the prospectus, “We believe, and academic research has shown, that an investment portfolio with an allocation to a diversified portfolio of commercial real estate provides higher absolute returns with lower volatility than a portfolio of stocks and bonds alone.”

Response:

The Fund has removed this disclosure throughout the prospectus in response to this comment.

30.	Disclosure on page 3 states that the Fund “will seek to structure a portfolio with low to moderate volatility and low correlation to the broader markets.” What does “broader markets” mean?

Response:

The Fund has revised its disclosure in response to this comment.

31.

Disclosure on page 3 states that “Clarion Partners will seek to allocate the Fund’s portfolio generally in accordance with the following targeted percentages of net assets (plus the amount of borrowings for investment purposes)”. How does “plus the amount of borrowings for investment purposes” apply with respect to the Fund’s 80% test ?

Securities and Exchange Commission	April 15, 2019

Response:

The Fund notes that Rule 35d-1 of the 1940 Act defines “Assets” as “net assets, plus the amount of any borrowings for investment purposes.” The Fund is using this measure to be consistent with Rule 35d-1.

32.	Does the Fund’s exemptive relief require periodic tender offers? If so, please disclose. In any event, please confirm that it is consistent with the relief.

Response:

The Fund’s exemptive relief related to a fund that, like the Fund, disclosed that it expects to hold periodic tender offers. However, holding periodic tender offers was not a condition of the exemptive relief.

Page 4 – The Offering

33.	Please disclose how long it will take to invest the proceeds. If this period will be longer than 3 months we may have further comment.

Response:

The Fund generally expects to invest the proceeds from the offering within 30 days from receipt thereof and has disclosed that fact.

34.

Disclosure on page 4 states that, “Each potential investment will be assigned a due diligence team with expertise in each of these disciplines, which follows the investment from sourcing to underwriting to closing to management.” Please clarify what disciplines means in this context.

Response:

The Fund has revised its disclosure in response to this comment to clarify that the disciplines are investment research, acquisitions and asset management.

35.	Disclosure on page 4 states that, “Clarion Partners also closely monitors the performance of its investment accounts.” Please clarify how this relates to the Fund?

Response:

The Fund has revised its disclosure in response to this comment to note that Clarion Partners will undertake this monitoring for the Fund.

Page 6 – Investment Process

36.

Disclosure on page 6 states, “Investment themes are formulated by Western Asset’s US Broad Strategy Committee, which is comprised of senior investment professionals who represent major U.S. market sectors.” Please clarify what is meant by an “investment theme”.

Securities and Exchange Commission	April 15, 2019

Response:

The Fund has revised its disclosure in response to this comment.

37.	Please revise the disclosure regarding the investment team’s selection of securities to be in plain English, avoiding terms such as ‘top-down’ and ‘bottom-up’.

Response:

The Fund has revised its disclosure in response to this comment.

38.	If opportunistic hedging techniques includes derivatives, please disclose so in the Prospectus Summary.

Response:

The Fund has revised its disclosure in response to this comment.

Page 7 – Repurchases

39.	Please rephrase the description of the Early Withdrawal Fee in plain English.

Response:

The Fund has revised its disclosure in response to this comment.

40.	Please clarify what is meant by “the term of the Fund.” Does the Fund have a set term?

Response:

The Fund has revised its disclosure in response to this comment. The Fund does not have a set term.

Page 8 – Leverage

41.	What are “Investment management techniques”? Please disclose.

Response:

Consistent with the prior comment, the Fund has revised its disclosure in response to this comment to note these techniques can include reverse repurchase agreements and derivatives.

Page 11 – Competitive Advantages

42.	Will social responsibility be a focus of the Fund? If so, please disclose in the investment strategy.

Response:

Social responsibility will not be a focus of the Fund’s investment strategy. The reference to Clarion Partners social responsibility has been removed to avoid confusion.

Securities and Exchange Commission	April 15, 2019

Page 16 – Summary of Risks

43.	Please generally review the risks section. For every strategy there should be a corresponding risk.

Response:

The Fund has revised its risk disclosure in response to this comment.

44.	Generally, throughout the risk section, there is a lot of disclosure that is a description of the Fund’s investment strategy not risks.

Response:

The Fund has revised its risk disclosure in response to this comment as appropriate. The Fund notes that certain disclosure in the risks describes the nature of a type of investment generally, not in order to describe the Fund’s specific strategy, but simply to better define what a security is for investors who may not fully understand. The Fund believes this type of disclosure is appropriate.

45.	Please explain what “CRE Options” are and consider whether to add disclosure on this point to the strategy section.

Response:

The Fund has added disclosure explaining CRE options. The Fund notes that CRE options are not expected to be used frequently and are not an important part of the Fund’s strategy, but a reference to options on Private CRE has been added to the Fund’s investment strategy.

46.	If the Fund intends to invest in below investment grade securities, please disclose so in the Prospectus Summary.

Response:

The Fund has revised its risk disclosure in response to this comment.

47.	Please be sure to include risk disclosure related to the Fund’s derivatives strategy.

Response:

The Fund has reviewed its disclosure in response to this comment and believes the disclosure, including “Derivatives Risk,” to be appropriate.

48.	If the Fund intends to utilize sell protection credit default swaps, please confirm that the Fund will cover the full notional value.

Response:

The Fund confirms that to the extent it sells protection in credit default swaps, the Fund will cover the full notional value of such investments.

Securities and Exchange Commission	April 15, 2019

49.	Please tailor the derivatives risk disclosure to the specific derivatives the Fund intends to use.

Response:

The Fund’s derivatives risk disclosure describes the potential derivatives the Fund may invest in.

Page 22 – Summary of Fund Expenses

50.	In footnote seven to the expense table it appears that other expenses are estimated. Please provide the basis for the other net asset estimate in the response letter.

Response:

The Fund’s fees and expense table assumes asset under management of $200 million. In connection with the launch of the Fund’s offering, the Fund expects to receive a $50 million seed investment from an affiliate of LMPFA. The Fund anticipates that by the end of the calendar year ended December 31, 2019 it will have $300 million in assets, resulting in a one-year average of $200 million.

Page 25 – The Fund’s Investments

51.	Please remove the following disclosure as it is irrelevant to the Fund:

“According to data reported by The Pension Real Estate Association (“PREA”) in 2018, investments in real estate by pension plans has been steadily increasing with a significant portion of pension plans having a target allocation of 10% or more of their overall pension portfolio.”

Response:

The Fund has removed this disclosure in response to this comment.

52.	Please review the disclosure in the “Benefits of Investing in Real Estate” section for duplication.

Response:

The Fund has deleted certain repetitive disclosure in response to this comment.

Page 26 – Investment Objective

53.	Please disclose any notice requirements for changes to the investment objective.

Response:

The Fund has revised its disclosure in response to this comment to note that there is no notice requirement for a change in investment objective.

54.	If the Fund will make investments internationally, please consider including disclosure to that effect in the prospectus summary. Please clarify whether the Fund intends to invest in emerging markets.

Securities and Exchange Commission	April 15, 2019

Response:

The Fund has added disclosure clarifying that it may invest in non-U.S. securities but does not expect to invest in emerging markets.

Page 27 – Investment Strategies

55.	Please explain what is meant by the phrase “add complementary economic drivers to overall portfolio construction.”

Response:

The Fund has revised its disclosure in response to this comment.

Page 31 – Ownership Interest

56.

“The Fund’s operating partnership or one or more subsidiary entities controlled by our operating partnership will acquire properties on the Fund’s behalf.” What does that mean? Is it just an accounting issue?

Response:

The Fund has revised its structure and will no longer utilize an operating partnership.

Page 33 – Other Fixed-Income Instruments

57.	Please add a reference to junk bonds when referring to “high-yield corporate debt.”

Response:

The Fund has revised its disclosure in response to this comment.

58.	The Fund’s disclosure notes that it may invest in treasury futures without limitation. Please note this is subject to the requirements of the Fund’s 80% test.

Response:

The Fund has revised its disclosure in response to this comment.

59.	If derivatives are included in the Fund’s 80% test, please confirm in the response letter that such derivatives will be valued at market and not notional value.

Response:

The Fund confirms it will include the market value, and not the notional value, of derivatives toward meeting its 80% test.

Page 37 – Allocation of Direct CRE Investment Opportunities

60.	Please revise the allocation policy to make it more clear and provide us with a copy of the allocation policy.

Securities and Exchange Commission	April 15, 2019

Response:

The Fund has revised its disclosure to clarify Clarion Partners’ allocation policy. The Fund believes this additional disclosure provides all material information about Clarion Partners’ allocation as it relates to the Fund.

Page 39 – Leverage

61.

Please explain how the Fund will use special purpose vehicles to meet the Fund’s investment objectives, the relationship between the Fund and special purpose vehicles is unclear throughout the Registration Statement. Please also clarify the related disclosure in the Registration Statement.

Response:

As noted in response 26, the Fund will typically own real estate by owning equity of a special purpose vehicle that in turn owns the title to a real property. The Fund has revised disclosure on page 31 to clarify how special purpose vehicles are used to own properties.

62.

Disclosure in the Fund’s Registration Statement states that, “The fund is not permitted to declare any cash distributions on its Common Stock unless…” Please explain the impact this policy will have the Fund’s ability to pay distributions.

Response:

The referenced disclosure is describing the requirements of Section 18(a)(1)(B) of the 1940 Act. The Fund believes it is important to describe these legal requirements to potential investors. The Fund expects to manage its leverage so that it will be permitted to pay distributions under the 1940 Act.

Page 42 – Leverage

63.	In the distributions risk please revise the disclosure to explain what a return of capital is and the practical impact on shareholders.

Response:

The Fund has revised its disclosure in response to this comment to add a cross-reference to the relevant disclosure.

64.	Please revise the liquidity risk disclosure to clarify that shareholders may not be able to sell their stock at all or at a desirable price.

Response:

The Fund has revised its disclosure in response to this comment.

Securities and Exchange Commission	April 15, 2019

Page 43 – Leverage

65.	Please disclose that the Fund will be Clarion Partner’s first registered investment company in the Prospectus Summary.

Response:

An affiliate of Clarion Partners previously sub-advised an investment company. Disclosure in “Risks—Management Risk and Reliance on Key Personnel” notes that Clarion Partners has limited experience in sub-advising investment companies.

Page 56 – Potential Conflicts of Interest Risk

66.

Disclosure on page 56 states that, “Legg Mason will have no obligation to provide to the Fund for consideration investment opportunities presented to it for its own account or the account of others, regardless of whether such investment opportunities might be suitable for the Fund.” Please explain how this disclosure is consistent with the adviser’s fiduciary obligations.

Response:

The Fund has removed this disclosure. The disclosure was included by mistake.

Page 57 – Potential Conflicts of Interest Risk

67.	If the Fund is organized as an UPREIT, please disclose this in the principal strategies section.

Response:

The Fund no longer intends to utilize an UPREIT structure and has revised its disclosure accordingly.

Page 66 – Advisory Fees

68.

Please clarify whether the basis for the Board’s initial approval of the Fund’s investment management and sub-advisory agreements will be provided in the Fund’s annual or semi-annual stockholder report and the date of such report.

Response:

The Fund has added the requested disclosure in response to this comment.

Page 68 – Plan of Distribution

69.	Please further explain the reference to the accredited investor standard for investors purchasing directly through the Distributor.

Response:

This eligibility standard would only apply to investors in the Fund that invest directly through the Distributor (and not through Selling Agents). Selling Agents may impose their own eligibility standards. A revised eligibility standard for the Distributor is included in Amendment No. 1.

Securities and Exchange Commission	April 15, 2019

Page 73 – Repurchases

70.	Please include the form of tender offer document as exhibit to the Registration Statement.

Response:

The Fund agrees to provide a form of tender offer document in a subsequent filing.

*    *    *    *    *    *     *    *

Please note that we have included certain changes to Amendment No. 1 other than those in response to the Staff’s comments.

Please do not hesitate to call me at (202) 636-5500 or Benjamin Wells (212) 455-2516 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ David W. Blass
David W. Blass

cc:	Benjamin Wells, Simpson Thacher &
Bartlett LLP
George Hoyt, Legg Mason